UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 30 January 2014

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Issued by Harmony Gold Mining Company Limited

30 January 2014

For more details contact:

Henrika Ninham

Investor Relations Manager

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.:   ZAE000015228

Registration number:
1950/038232/06

Threatened strike by AMCU declared unprotected by Labour Court interim interdict

Johannesburg: Thursday, 30 January 2014: Harmony Gold Mining Company Limited ("Harmony" and/or "the Company") is pleased to advise that South Africa's Labour Court has today ruled that a strike threatened by the Association of Construction and Mineworkers Union (AMCU) at the Kususalethu and Masimong mines would be unprotected, and that employees should continue to proceed to work. The ruling given by Judge Edwin Molahlegi, on behalf of Judge Hamilton Cele, ruled that AMCU must return to court on 14 March 2014 to explain why this interim interdict that was applied for by the Chamber of Mines should not be made permanent.

AMCU sought to proceed with strike action on a number of gold mining operations with effect from 20 January 2014 in relation to the wage agreement that was finalised in September 2013 in the gold sector between the employers and the National Union of Mineworkers, UASA and Solidarity and which was applied to all employees in the represented bargaining units. Together, these three unions represented 72% of employees in the sector. The agreed increases and improved benefits were backdated to 1 July 2013 and all employees, irrespective of union affiliation, have been in receipt of these since September 2013.

An urgent interdict brought to the court by the gold producers was heard on 19 January, and Judge Cele ordered that strike action be held in abeyance until today's ruling.

Chief executive officer, Graham Briggs welcomed this interim ruling and remained firm in the company's belief that the wage agreement is fair and valid. He urged AMCU to encourage its members to adhere to the court ruling.

"Our message to all unions is this: together we can get this industry working. By actively contributing to the success of the company, employees can and will share in its fortunes."

ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 30 January 2014

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director